                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (AMENDMENT NO. 1)*


                              LJL BioSystems, Inc.
                              --------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    501873103
                                    ---------
                                 (CUSIP Number)

                             Joseph D. Keegan, Ph.D.
                          Molecular Devices Corporation
                               1311 Orleans Drive
                           Sunnyvale, California 94089
                                 (408) 747-1700
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 7, 2000
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1      NAME OF REPORTING PERSON

       Molecular Devices Corporation

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       94-2914362

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a) [_]          (b) [_]

3      SEC USE ONLY

4      SOURCE OF FUNDS

       See Item 3 herein.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       State of Delaware

NUMBER OF             7    SOLE VOTING POWER
SHARES                     -0- (See Item 5 herein)
BENEFICIALLY
OWNED BY              8    SHARED VOTING POWER
EACH                       3,743,282 (See Item 5 herein)
REPORTING
PERSON                9    SOLE DISPOSITIVE POWER
WITH                                  -0-

                     10    SHARED DISPOSITIVE POWER
                                      -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,743,282 shares (1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.2% (2)

14     TYPE OF REPORTING PERSON

       CO

(1) Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Molecular Devices Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)   Based on 14,846,090 shares outstanding as of June 6, 2000.

ITEM 1.  SECURITY AND ISSUER

Item 1 is amended and restated in its entirety as follows:

This Amendment No. 1 to the Schedule 13D, dated June 19, 2000, relates to the common stock, $0.001 par value per share (the "LJL Common Stock"), of LJL BioSystems, Inc., a Delaware corporation ("LJL"). The principal executive offices of LJL are located at 405 Tasman Drive, Sunnyvale, California 94089.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is amended and restated in its entirety as follows to correct certain typographical errors that were made to the Schedule 13D filed on June 19, 2000:

        (a) - (b) Pursuant to an Agreement and Plan of Merger and Reorganization dated June 7, 2000 (the "Merger Agreement") among Molecular Devices, Mercury Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Molecular Devices ("Merger Sub"), and LJL and subject to the conditions set forth therein (including, but not limited to, the approval of the Merger (as defined below) by the stockholders of LJL, the approval by the stockholders of Molecular Devices of the issuance of common stock of Molecular Devices in the Merger, and the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), Merger Sub will be merged with and into LJL (the "Merger"), with each share of LJL Common Stock being converted into the right to receive 0.30 of a share of Molecular Devices Common Stock, $0.001 par value per share ("Molecular Devices Common Stock"), in accordance with the Merger Agreement. In addition, Molecular Devices will assume outstanding options and warrants exercisable for LJL Common Stock on the terms set forth in the Merger Agreement. Concurrently with and as conditions to the execution and delivery of the Merger Agreement, Molecular Devices and the persons named on Schedule II to this Schedule 13D entered into Voting
        Agreements and irrevocable proxies. The foregoing summary of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement included as
        Exhibit 99.1 to this Schedule 13D and incorporated herein in its entirety by reference.

        (c) Not applicable.

        (d) If the Merger is consummated, LJL will become a wholly owned subsidiary of Molecular Devices, and Molecular Devices will subsequently determine the size and membership of the Board of Directors of LJL and the officers of LJL.

        (e) None, other than a change in the number of outstanding shares of Molecular Devices Common Stock as contemplated by the Merger Agreement.

        (f) Upon consummation of the Merger, LJL will become a wholly owned subsidiary of Molecular Devices.

        (g) Upon consummation of the Merger, the Certificate of Incorporation of Molecular Devices will be in a form satisfactory to Molecular Devices.

        (h) Upon consummation of the Merger, the LJL Common Stock will cease to be quoted on any quotation system or exchange.

        (i) Upon consummation of the Merger, the LJL Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

        (j) Other than as described above, Molecular Devices currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Molecular Devices reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated in its entirety as follows to correct certain typographical errors that were made to the Schedule 13D filed on June 19, 2000:

        (a) - (b) As a result of the Voting Agreements and the irrevocable proxies, Molecular Devices has shared power to vote an aggregate of 3,743,282 shares of LJL Common Stock for the limited purpose of voting in favor of the approval of the Merger Agreement and the approval of the Merger, and voting in favor of each of the other actions contemplated by the Merger Agreement. The stockholders of LJL who are parties to the Voting Agreements and irrevocable proxies retained the right to vote their shares of LJL Common Stock on all matters other than those identified in the Voting Agreements. The shares covered by the Voting Agreements constitute approximately 25.2% of the issued and outstanding shares of LJL Common Stock as of June 7, 2000. The description contained in this Item 5 of the transactions contemplated by the Voting Agreements is qualified in its entirety by reference to the full text of the Form of Voting Agreement, a copy of which is attached to this Schedule 13D as
        Exhibit 99.2.


        Also in connection with the Merger Agreement, each affiliate (as such term is defined in Rule 405 under the Securities Act of 1933, as amended) of LJL (individually an "Affiliate" and collectively, the "Affiliates") who executed the Voting Agreement and Irrevocable Proxy also entered into an Affiliate Agreement with Molecular Devices, (individually, an "Affiliate Agreement" and collectively, the "Affiliate Agreements"). Pursuant to Section 2(a) thereof, each Affiliate has agreed that, during the period from 30 days preceding the closing of the Merger through the date on which financial results covering at least 30 days of post-Merger combined operations of Molecular Devices and LJL have been published by Molecular Devices (within the meaning of the applicable "pooling of interests" accounting requirements): (i) such Affiliate shall not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any capital stock of LJL (including any additional shares of capital stock of LJL acquired by such Affiliate, whether upon exercise of a stock option or otherwise), except pursuant to and upon consummation of the Merger, or
        (B) any option or other right to purchase any shares of capital stock of LJL, except pursuant to and upon consummation of the Merger; and (ii) such Affiliate shall not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any shares of capital stock of Molecular Devices (including any additional shares of capital stock of Molecular Devices acquired by such Affiliate, whether upon exercise of a stock option or otherwise), or (B) any option or other right to purchase any shares of capital stock of Molecular Devices. The Affiliates have also agreed, pursuant to Section 2 of the Affiliate Agreements, not to transfer any Molecular Devices Common Stock received in the Merger, except in accordance with applicable securities laws. The description contained in this Item 5 of the transactions contemplated by the Affiliate Agreements is qualified in its entirety by reference to the full text of the Form of Affiliate Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.3.

        To Molecular Devices' knowledge, no shares of LJL Common Stock are beneficially owned by any of the persons named in Schedule I to this
        Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreements.

        Set forth in Schedule III to this Schedule 13D is to the knowledge of Molecular Devices the name and present principal occupation or employment of each person with whom Molecular Devices shares the power to vote or to direct the vote or to dispose or direct the disposition of LJL Common Stock.

        During the past five years, to Molecular Devices' knowledge, no person named in Schedule III to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the past five years, to Molecular Devices' knowledge, no person named in Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

        To Molecular Devices' knowledge, all persons named in Schedule III to this Schedule 13D are citizens of the United States.

        c) Neither Molecular Devices, nor, to Molecular Devices' knowledge, any person named in Schedule I to this Schedule 13D, has effected any transaction in LJL Common Stock during the past 60 days, except as disclosed herein.

        (d) Not applicable.

        (e) Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 27, 2000      MOLECULAR DEVICES CORPORATION

                            By: /s/ TIMOTHY A. HARKNESS
                                ------------------------------------------
                                Timothy A. Harkness
                                Vice President and Chief Financial Officer

Schedule II is amended and restated in its entirety as follows:

                                   SCHEDULE II

VOTING AGREEMENT STOCKHOLDER   NUMBER OF SHARES OF LJL COMMON    PERCENTAGE OF OUTSTANDING
----------------------------   STOCK BENEFICIALLY OWNED AS OF    SHARES OF LJL COMMON STOCK AS
                               JUNE 7, 2000(1)                   OF JUNE 7, 2000
                               ------------------------------    -----------------------------
Lev J. Leytes(2)               3,561,450                         24.0%

Galina Leytes(3)               3,561,450                         24.0%

Michael F. Bigham                 20,000                          0.1%

John D. Diekman, Ph.D.                 0                           *

George W. Dunbar, Jr.              5,000                           *

John  G. Freund, M.D.(4)          27,165                          0.2%

Daniel S. Janney                  20,000                          0.1%

Richard M. Eglen, Ph.D.                0                           *

James S. Richey                        0                           *

Larry Tannenbaum                  41,534                          0.3%

Anthony H. Bautista                6,375                           *

Robert T. Beggs                   43,189                          0.3%

Douglas N. Modlin, Ph.D.          18,569                          0.1%

Yalta Investments, L.P.          450,000                          3.0%

Leytes Revocable Trust
  UAD 8/13/99                  3,037,322                         20.5%

Dina L. Leytes
  Irrevocable Trust               37,064                          0.2%

Mary E. Leytes
  Irrevocable Trust               37,064                          0.2%

Freund/Sexton Living
  Trust dated 2/8/91              20,000                          0.1%

 * Less than 0.1%

(1) In addition to the shares referred to in the table above, the following persons named above hold the following options to purchase shares of LJL Common Stock exercisable within 60 days of June 7, 2000; Mr. Leytes: 47,150 shares; Ms. Leytes: 26,857 shares; Mr. Bigham: 15,125 shares; Mr. Diekman:
    5,000 shares; Mr. Richey: 42,657 shares; Mr. Tannenbaum: 10,000 shares; Mr.
    Bautista: 1,250 shares; Mr. Beggs: 20,781 shares and Mr. Modlin: 21,015 shares.

(2) Includes of 3,037,322 shares jointly held by Lev J. Leytes and Galina Leytes, 450,000 shares held by Yalta Investments, L.P., 37,064 shares held by the Dina L. Leytes Irrevocable Trust and 37,064 shares held by the Mary
    E. Leytes Irrevocable Trust. Mr. Leytes disclaims beneficial ownership of the shares held in each trust except to the extent of his pecuniary interest therein.

(3) Includes of 3,037,322 shares jointly held by Lev J. Leytes and Galina Leytes, 450,000 shares held by Yalta Investments, L.P., 37,064 shares held by the Dina L. Leytes Irrevocable Trust and 37,064 shares held by the Mary
    E. Leytes Irrevocable Trust. Ms. Leytes disclaims beneficial ownership of the shares held in each trust except to the extent of her pecuniary interest therein.

(4) Includes 20,000 shares held by the Freund/Sexton Living Trust dated 2/8/91.